Exhibit 99.5

EXECUTION VERSION

PROMISSORY NOTE

$43,365,000	July 2, 2018

FOR VALUE RECEIVED, Vivo Capital, LLC (“Payor”) hereby promises to pay to the order of Sinovac Biotech Ltd. (“Payee”), the principal amount of Forty Three Million Three Hundred Sixty Five Thousand Dollars ($43,365,000) (the “Principal Amount”), plus all accrued interest thereon, in lawful money of the United States of America, pursuant to the terms of this promissory note (this “Note”). This Note is being issued pursuant to that certain Securities Purchase Agreement entered into by and among Payor, Payee and the other parties thereto, dated as of the date hereof (the “Purchase Agreement”).

1.             Payment of Principal and Interest.

1.1           Interest. The Payor promises to pay interest on the outstanding principal amount of this Note at a per annum rate equal to the rate last quoted by The Wall Street Journal as the “Prime Rate” in the United States (the “Interest Rate”). Interest payable on this Note shall accrue from and including the date that is eleven (11) business days following the date of issuance through and until repayment of the principal and payment of all accrued interest, premium or other amounts, if any, in full (including on the date of repayment). All interest payable under this Note shall accrue on a daily basis and be computed on the basis of a 365 day year. The rate of interest payable under this Note shall in no event exceed the maximum rate permissible under applicable law.

1.2           Payment. Unless earlier prepaid at the discretion of Payor in accordance with Section 1.3 below, the Principal Amount, plus any accrued but unpaid interest thereon, less any prior payments to Payee by Payor hereunder (the “Outstanding Balance”), shall become immediately due and payable forty (40) business days following the date hereof (the “Maturity Date”). All payments hereunder shall be made by wire transfer in immediately available funds to the account of Payee set forth on Exhibit A attached hereto.

1.3           Prepayment. Payor may at its option, at any time prior to the Maturity Date, without premium or penalty, prepay all or any portion of the Outstanding Balance upon prior written notice to Payee.

1.4           Remedies on Default. Upon the occurrence of an Event of Default (as defined below), Payee may (a) declare the Outstanding Balance to be due and payable in full, whereupon the Outstanding Balance and all other amounts as may be due hereunder (including, without limitation, principal, interest and all reasonable costs of collection, including reasonable attorney fees) shall become immediately due and payable in full, without presentment, demand, protest or notice of any kind, all of which Payor hereby expressly waives and (b) exercise any and all rights and remedies available to it at law, in equity and/or hereunder, including without limitation judicial or non-judicial foreclosure or public or private sale of any of the Pledged Collateral (as defined below). Notwithstanding the foregoing sentence of this Section 1.4, upon the occurrence of an Event of Default of the type described in Section 2.2, the Outstanding Balance and all other amounts as may be due hereunder (including, without limitation, principal, interest and all reasonable costs of collection, including reasonable attorney fees) shall become immediately due and payable in full without any action on the part of Payee, and Payor shall immediately pay to Payee all amounts then due and payable with respect to this Note. No delay or omission of Payee to exercise any right hereunder shall impair such right or be construed to be a waiver of any Event of Default or an acquiescence therein. Any single or partial exercise of any such right shall not preclude other or further exercise thereof or the exercise of any other right. All remedies contained herein and/or afforded by law shall be cumulative and all shall be available to Payee until all obligations of Payor hereunder have been paid in full.

2.             Events of Default.

In this Note, “Event of Default” means the occurrence of any of the following:

2.1           Failure to Make Payments. Payor shall fail to pay the Outstanding Balance in accordance with the terms of this Note.

2.2           Insolvency of Payor. Payor shall become insolvent or shall be unable to pay its debts as they fall due, in each case, including, but not limited to, the appointment of a custodian, trustee, liquidator or receiver for or for any of the property of, the assignment for the benefit of creditors by, the filing of a petition under bankruptcy, insolvency or debtor’s relief law by, or the filing of a petition for any adjustment of indebtedness, composition or extension by or against Payor.

2.3          Transfer of Pledged Collateral. Payor shall not consummate any direct or indirect sale, disposition or other transfer of all or any portion of the Pledged Collateral (as defined below), in each case without the prior written consent of Payee.

3.             Security Interest; Recourse. As security for the payment and performance of the obligations hereunder, Payor hereby delivers, pledges, transfers, hypothecates and assigns to Payee, and grants to Payee, a first-priority lien on and security interest in all of Payor’s right, title and interest in, to and under (a) all of the Pledged Interests (as defined below), (b) all of Payor’s rights, privileges, authority and powers as a stockholder of Payee including, without limitation, under the Shareholders Agreement (as defined in the Purchase Agreement) and the Registration Rights Agreement (as defined in the Purchase Agreement), (c) all payments of dividends, instruments and other distributions from time to time received, receivable or otherwise distributed in respect of, or in exchange for, the Pledged Interests and (d) all proceeds and products in whatever form of all or any part of any of the foregoing, including all accessions to, substitutions for and all replacements, products and proceeds or any part of the foregoing, including all proceeds of insurance policies insuring the foregoing and documents covering the foregoing, all property received wholly or partly in trade or exchange for the foregoing, and all rents, revenues, fees, issues, profits and proceeds arising from the sale, lease, license, encumbrance, collection, provision or any other temporary or permanent disposition of such items or any interest therein, in each case whether now owned or hereafter acquired (collectively, the “Pledged Collateral”). As used herein, “Pledged Interests” shall mean all Common Shares (as defined in the Purchase Agreement) of Payee held by Payor. At any time after the date of this Note, upon the occurrence of an Event of Default, Payee shall have recourse against the Pledged Collateral.

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4.             Place of Payment and Notice.

4.1           Place of Payment. All payments on this Note shall be paid in lawful currency of the United States of America at the address of Payee set forth for notices in Section 4.2, or such other place as may be specified in writing by Payee from time to time to Payor.

4.2           Notice Information. Any notice or other communication required or permitted to be given hereunder shall be in writing, and shall be delivered to the parties at the addresses set forth on Exhibit A attached hereto (or to such other addresses as the parties may specify in writing by due notice to the others). Notices or other communications given by certified mail, return receipt requested, postage prepaid, shall be deemed given three (3) days after the date of mailing. Notices or other communications set in any other manner shall be deemed given only when actually received.

5.             Power of Attorney. Payor hereby irrevocably constitutes and appoints Payee the true and lawful attorney of Payor, with full power of substitution, in the place and stead of Payor and in the name of Payee or Payor or otherwise, at any time or times after the occurrence of an Event of Default, in the discretion of Payee, to take any action and to execute any instrument or document that Payee may deem necessary or advisable to accomplish the purposes of this Note. This power of attorney is coupled with an interest and shall not be affected by any subsequent insolvency, bankruptcy, death, disability or incapacity of Payor.

6.             Miscellaneous. Each right, power or remedy of Payee under this Note or under applicable law shall be cumulative and concurrent, and the exercise of one or more of them shall not preclude the simultaneous or later exercise by Payee of any or all of such other rights, powers or remedies. No modification, change, waiver or amendment to this Note shall be deemed to be made unless in writing signed by the party to be charged. If it becomes necessary to employ counsel to collect any amount owing pursuant to this Note, Payor agrees to pay reasonable attorneys’ fees for legal services involved. Payor and each endorser, guarantor, accommodation party, and surety of this Note hereby waives diligence, demand, presentment for payment, protest, notice of dishonor, notice of nonpayment and notice of protest with respect to this Note, and waives and renounces all rights to the benefits of any statute of limitations or any moratorium, appraisement, exemption, or homestead now provided or that hereafter may be provided by any federal or applicable state statute, including but not limited to exemptions provided by or allowed under any applicable bankruptcy laws, both as to itself and as to all of its property, whether real or personal, against the enforcement and collection of the obligations evidenced by this Note and any and all extensions, renewals, and modifications hereof. This Note shall inure to the benefit of and be binding upon the parties and their respective permitted successors and assigns. The invalidity, illegality or enforceability of any of the provisions of this Note shall not effect or impair the validity, legality or enforceability of any other provision. This Note shall be deemed to be made in, and shall be governed by the laws of, the State of New York.

7.             Counterparts. This Note may be signed in any number of separate counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one Note.

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8.             Disputes.

8.1          Any dispute, claim, controversy or difference arising out of or in connection with this Agreement or the transactions contemplated hereby, including any question regarding its existence, validity, interpretation, performance or termination or any dispute regarding any noncontractual obligation arising out of or in connection with it (a “Dispute”), shall be determined by arbitration administered by the Hong Kong International Arbitration Centre (“HKIAC”) in accordance with the HKIAC Administered Arbitration Rules then in effect. The award may be entered in any Court having competent jurisdiction thereof.

8.2          There shall be three (3) arbitrators. Payor and Payee agree that one arbitrator shall be designated by the claimant side of any arbitration (whether there are one or more claimants) and one arbitrator shall be designated by the respondent side of any arbitration (whether there are one or more respondents). Such arbitrators shall be designated within twenty (20) days of receipt by respondent (or respondents as the case may be) of the notice of arbitration; the third, presiding, arbitrator shall be designated by agreement of the two (2) party-appointed arbitrators within fourteen (14) days of the selection of the party-appointed arbitrators.

8.3          The seat or place of arbitration shall be Hong Kong. The language of the arbitration shall be English.

8.4          This agreement to arbitrate shall be binding upon Payor and Payee, and their respective successor and assigns. The arbitrators shall have no authority to award consequential, special or punitive damages. The arbitrators shall award to the prevailing party, if any, as determined by the arbitrators, its reasonable attorneys’ fees and costs.

8.5          Except as may be required by law, no party hereto may disclose the existence, content (including all submissions made to the arbitral tribunal and the transcript of any proceedings) or any and all orders, decisions, and awards issued by the arbitral tribunal without the prior written consent of the other party hereto, unless necessary to protect or pursue a legal right, including the right to seek annulment, recognition, and/or enforcement of any award.

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IN WITNESS WHEREOF, the parties have caused this Note to be duly executed and delivered by their duly authorized representatives as of the day and year first above written.

PAYOR:

Vivo Capital, LLC

By:	/s/ Albert Cha
Name: Albert Cha
Title: Managing Member

[Signature Page to Promissory Note]

PAYEE:

SINOVAC BIOTECH LTD.

By:	/s/ Weidong Yin
Name: Weidong Yin
Title: Chief Executive Officer

[Signature Page to Vivo Promissory Note]

Exhibit A

Wire Instructions

Name: Sinovac Biotech Ltd

Bank Name: The Hongkong and Shanghai Banking Corporation Limited

Bank Address: 1 Queen's Road Central, Hong Kong

Account No. 808-274716-838

SWIFT: HSBCHKHHHKH

Exhibit B

Notices

Payee:	Sinovac Biotech Ltd.

No. 39 Shangdi Xi Road
Haidian District, Beijing 100085, China
Fax: +86 10 6296 6910
Attention: Head of Investor Relations
Email: yangg@sinovac.com

with a copy to:

Latham & Watkins LLP
330 N. Wabash Ave
Suite 2800
Chicago, IL 60611
Fax: (312) 993-9767
Attention: Bradley C. Faris
Christopher Drewry
Email: Bradley.Faris@lw.com
Christopher.Drewry@lw.com

Payor:	Vivo Capital, LLC
505 Hamilton Avenue, Suite 207
Palo Alto, CA 94301
Fax: (650) 688-0815
Attention: Lawrence Wang
Email: lwang@vivocapital.com